FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Financial Asset Securities Corp.
Exact Name of Registrant as Specified in Charter

Form 8-K, April 14, 2005, Series 2005-HE1

0001322323
Registrant CIK Number

333-121661

RECEIVED
APR 1 5 2005
WASH. D.C. 185

_____

Name of Person Filing the Document
(If Other than the Registrant)



05052728

BEST AVAILABLE COPY

PROCESSED
APR 2 8 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 14, 2005

FINANCIAL ASSET SECURITIES CORP.

By: _____

Name: Frank Skibo

Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

loan number	cpi loan no	state	zip code	documentation type	purpose	cashout flag	property type	occupancy indicator	# of units	unit funding date	first payment date	note origination date	maturity date	original balance	note bal/balance	pi payment	index	product	margin	max rate	orig rate	pymt freq	original term	draw term	teaser strp date	appraisal value	adj appraisal	purchase price	fico score	debt ratio

data number	cjl loan no	state	zip code	documentation type	purpose	cashout flag	property type	occupancy indicator	# of units	note funding date	first payment date	note origination date	maturity date	original balance	senior lien balance	p&i payment	index	product	margin	max rate	str rate	pymt freq	original term	draw term	lessor exp date	appraisal value	adj appraisal value	purchase price	fico score	debt ratio

program	draw exp date	ltv	cltv ratio	note rate	remaining term (months)	next due date	as of date	interest to date	delinquency	seasoning (month)	lien position	credit util rate	current balance	first adj freq	rate adj freq (month)	roll	months to roll	interest only flag	amortization term	interest term	mortgage insurance code	silent second flag	first rate change cap	period rate change cap	prepy term	rate floor	accrual mortgage rate	remaining term	interest only

loan number	cpl loan no	state	zip code	documentation type	purpose	cashout flag	property type	occupancy indicator	# of units	note funding date	first payment date	note origination date	maturity date	original balance	senior lien balance	pi payment	index	product	margin	max rate	orig rate	pymt freq	original term	draw term	teaser exp date	appraisal value	adj appraisal	purchase price	fico score	debt ratio

program	draw exp date	ltv	cltv rate	note rate	remaining term (months)	next date	as of date	interest to date	delinquency	seasoning (months)	lien position	credit util rate	current balance	first adj date	first adj freq	rate adj freq (months)	months to roll	interest only flag	amortization term	interest only term	mortgage insurance code	silent second flag	first rate change cap	period rate change cap	prepay term	rate floor	second mortgage ratio	interest only remaining term

36

program | draw crtg date | ltv | cltv ratio | note rate | remaining term (months) | next due date | as of date | interest to date | delinquency | seasoning (months) | lien position | credit util rate | current balance | first adj freq | rate adj freq (months) | months to roll | interest only flag | amortization term | interest term | mortgage insurance code | silent second flag | first rate change cap | period rate change cap | prepy term | rate floor | second mortgage rate | interest only remaining term

program	draw cap date	ltv	cltv ratio	note rate	remaining term (months)	next date	as of date	interest to date	delinquency	seasoning (months)	lien position	credit util rate	current balance	first adj date	rate adj freq (months)	months to roll	interest only flag	amortization term	interest only term	mortgage insurance code	silent second flag	first rate change cap	period rate change cap	prepay term	rate floor	second mortgage rate	interest only remaining term

program | draw cap date | ltv1 | cltv ratio | note rate | remaining term (months) | next due date | as of date | interest to date | delinquency | seasoning (months) | lien position | credit util rate | current balance | first adj freq | rate adj freq (months) | months to roll | interest only flag | amortization term | interest only term | mortgage insurance code | silent second flag | first rate change cap | period rate change cap | prepay term | rate floor | second mortgage rate | interest only remaining term

program	draw exp date	ltv	cltv ratio	note rate	remaining term (months)	next due date	as of date	interest to date	delinquency	seasoning (months)	lien position	credit util rate	current balance	first adj freq	rate adj freq (months)	months to roll	interest only flag	amortization term	interest only term	mortgage insurance code	silent second code	flag	first rate change cap	periodic rate change cap	prepay term	rate floor	second mortgage rate	interest only remaining term

loan number	opt loan no	state	zip code	documentation type	purpose	cashout flag	property type	occupancy indicator	# of units	note funding date	first payment date	origination date	maturity date	original balance	curr ies balance	pi payment	index	product	margin	max rate	orig rate	pymt freq	original term	draw term	teaser exp date	appraisal value	adj appraisal	purchase price	fico score	debt ratio

loan number	cid loan no	state	zip code	documentation type	purpose	co-borr flag	property type	occupancy indicator	# of units	note funding date	first pymt date	origination date	maturity date	original balance	current balance	p&i payment	index	product	margin	max rate	orig rate	pmt freq	original term	draw term	teaser exp date	appraised value	adj appraisal	purchase price	fico score	debt ratio

loan number	cpl loan no	state	zip code	documentation type	purpose	cal/cur flag	property type	occupancy indicator	# of units	note funding date	first payment date	unit origination date	maturity date	original balance	senior lien balance	pi payment	lien	product	margin	max rate	orig rate	pmt type	original term	draw term	teaser cap date	appraisal value	adj appraisal	purchase price	fico score	debt ratio

loan number	cpl loan no	state	zip code	documentation type	purpose	cutout flag	property type	occupancy indicator	# of units	note funding date	first payment date	note origination date	maturity date	original balance	senior lien balance	pi payment	index	product	margin	max rate	mit rate	pymt freq	original term	draw term	teaser exp date	appraisal value	adj appraisal	purchase price	fico score	debt ratio

program	draw exp date	ln1	drw rate	note rate	remaining term (months)	next due date	as of date	interest to date	delinquency	seasoning (months)	lien position	credit util rate	current balance	first adj freq	rate adj freq (months)	months to roll	interest only freq	amortization term	interest only term	mortgage insurance code	silent second flag	first rate change cap	period rate change cap	prepy rate	term	rate floor	second mortgage	ratio	interest only remaining term

102

program	draw exp date	lvl	cltv rate	pmt rate	remaining term (months)	next date date	as of date	interest to date	delinquency	seasoning (months)	lien position	credit util rate	current balance	first adj date	rate adj freq (months)	months to roll	interest only flag	amortization term	interest only term	mortgage insurance code	silent second flag	first rate change cap	period rate change cap	prepy term	rate floor	second mortgage rate	interest only remaining term

loan number	cpi loan no	state	zip code	documentation type	purpose	cashout flag	property type	occupancy indicator	# of units	note funding date	first payment date	note origination date	maturity date	original balance	senior lien balance	pi payment	index	product	margin	max rate	orig rate	pymt freq	original term	draw term	teaser exp date	appraisal value	adj appraisal	purchase price	fico score	debt ratio

program	draw exp date	first	cltv ratio size rate	remaining term (months)	next due date	as of date	interest to date	delinquency	seasoning (months)	lien position	credit wtd rate	current balance	first adj freq	rate adj freq (months)	months to reset	interest only flag	amortization term	interest only term	mortgage insurance code	silent second flag	first rate change cap	period rate change cap	prepay term	rate floor	second mortgage rate	interest only remaining term

loan number	ctl loan	state	zip code	documentation type	purpose	cashout flag	property type	occupancy indicator	# of units	note funding date	first payment date	note origination date	maturity date	original balance	senior lien balance	pi payment	index	product	margin	max rate	orig rate	pymt freq	original term	draw term	teaser strt date	appraisal value	adj appraisal	purchase price	fico score	debt ratio

- program
- draw exp date
- ltv
- cltv rate / note rate
- remaining term (months)
- next due date
- as of date
- interest to date
- delinquency
- seasoning (months)
- lien position
- credit util rate
- current balance
- first adj freq
- rate adj freq (months)
- months to roll
- interest only flag
- amortization term
- interest only term
- mortgage insurance code
- silent second flag
- first rate change cap
- period rate change cap
- prepay term
- rate floor
- second mortgage rate
- interest only remaining term

| program | draw exp date | ltv | cltv rate | note rate | remaining term (months) | next due date | as of date | interest to date | delinquency | seasoning (month) | lien position | credit util rate | current balance | first adj freq | rate adj freq (months) | months to roll | interest only flag | amortization term | interest term | mortgage insurance code | silent second flag | first rate change cap | period rate change cap | prepay term | rate floor | second mortgage ratio | interest only remaining term |

program | draw exp date | ltv | clv ratio | note rate | remaining term (months) | next due date | as of date | interest to date | delinquency | seasoning (months) | lien position | credit util rate | current balance | first adj date | rate adj freq (months) | months to roll | interest only flag | amortization term | interest only term | mortgage insurance code | silent second flag | first rate change cap | period rate change cap | prepay term | rate floor | second mortgage rate | interest only remaining term

item number	cpl loan no	state	zip code	documentation type	purpose	cashout flag	property type	occupancy indicator	# of units	note funding date	first payment date	note origination date	maturity date	original balance	senior lien balance	p i payment	index	product	margin	max rate	orig rate	pymt freq	original term	draw term	teaser cap date	appraisal	adj appraisal	purchase price	fico score	debt ratio

program | draw exp date | ltv | cltv ratio | note rate | remaining term (months) | next due date | as of date | interest to date | delinquency | seasoning (months) | lien position | credit util rate | current balance | first adj date | rate adj freq (months) | months to interest only freq | rct | interest only freq | amortization term | interest only term | mortgage insurance code | silent second flag | first rate change cap | period rate change cap | prepy term | rate floor | second mortgage rate | interest only remaining term

loan number	cpl loan no	state	zip code	documentation type	purpose	cashout flag	property type	occupancy indicator	# of units	note funding date	first payment date	note origination date	maturity date	original balance	scheduled balance	pi payment	index	product	margin	max rate	orig rate	pymt freq	original term	drtw term	teaser exp date	appraisal value	adj appraisal	purchase price	fico score	debt ratio

loan number	gpi loan no	state	zip code	documentation type	purpose	cashout flag	property type	occupancy indicator	# of units	note funding date	first payment date	note origination date	maturity date	original balance	senior lien balance	pi payment	index	product	margin	max rate	orig rate	pymt freq	original term	draw term	teaser exp date	appraisal	adj appraisal	purchase price	fico score	debt ratio

175

program	draw exp date	ltv	cltv rate	note rate	remaining term (months)	next due date	as of date	interest to date	delinquency	seasoning (months)	lien position	credit limit rate	current balance	first adj freq	rate adj freq (months)	months to roll	interest only freq	amortization term	interest only term	mortgage insurance code	silent second flag	first rate change cap	period rate change cap	prepay term	rate floor	second mortgage rate	interest only remaining term

loan number	cp/i loan no	state	zip code	documentation type	purpose	evaluat flag	property type	occupancy indicator	# of units	note funding date	first payment date	note origination date	maturity date	original balance	senior lien balance	p i payment	index	product	margin	max rate	orig rate	pymt freq	original term	draw term	tease exp date	apprisal date	adj apprisal	apprisal value	purchase price	fico score	debt ratio

loan number	orig loan no	state	zip code	documentation type	purpose	cashout flag	property type	occupancy indicator	# of units	note funding date	first payment date	origination date	maturity date	original balance	senior lien balance	pi payment	index	product	margin	max rate	orig rate	pmt freq	original term	draw term	teaser exp date	appraisal value	adj appraisal	purchase price	fico score	debt ratio

loan number	cpi loan no	unit	zip code	documentation type	purpose	cashout flag	property type	occupancy indicator	# of units	note funding date	first payment date	note origination date	maturity date	original balance	senior lien balance	pi pursued	index	product	margin	max rate	orig rate	pmt freq	original term	draw term	teaser exp date	appraisal value	adj appraisal	purchase price	lien size	debt ratio

267

program	draw exp date	ltv	cltv rate	note rate	remaining term	next due date	as of date	interest to date	delinquency	seasoning (months)	lien position	credit will rate	current balance	first adj date	rate adj freq (months)	months to roll	interest only flag	amortization term	interest only term	mortgage insurance code	silent second flag	first rate change cap	period rate change cap	prepay term	rate floor	second mortgage rate	interest only remaining term